Exhibit 4.17

Termination Agreement

Lessor (Party A): M&G Chenguang Holding (Group) Co., Ltd

Address: 3488 Jinqian Rd, Qingcun Town, Fengxian District, Shanghai, China

Legal representative: Chen Huxiong

Lessee (Party B): Shanghai Taomee Animation Co., Ltd

Address: Rm. 1302, F/13, Building No.2, No. 1528 Gumei Road, Xuhui District, Shanghai

Legal representative: Wang Haibing

Party A and Party B entered into a Lease Contract in December 2013 with regard to the real property located in Caohejing Development Zone addressed at Room 1302, F/13, Building No.2, No. 1528 Gumei Road, Xuhui District,Shanghai and the lease term will commence on January 1, 2014 and end on June 30, 2015.

Whereas, the two parties, of their own accord, agree to terminate the Lease Contract in advance, the following agreement is hereby entered into with regard to the termination of the Lease Contract on the basis of equality, consultation, and mutual benefits and understanding in accordance with the Contract Law of the People’s Republic of China and other relevant laws:

1.  The two parties hereto agree to terminate the above-mentioned Lease Contract on February 28, 2015 (hereinafter referred to as the “Termination Date”).

2.  Party B shall demolish and remove the decoration, equipment, and facilities, etc. in the property of which it has ownership prior to the Termination Date and return the property to Party A; the ownership of the portion of the foregoing decoration, equipment, and facilities which have not been demolished after the Termination Date shall be deemed waived by Party B and such portion may be demolished and disposed of by Party A at its own discretion, however, the demolishment costs arising therefrom shall be borne Party B.

3.  Party B shall timely complete payment of related expenses and go through procedures for returning the property with property management department, and Party A shall provide assistance where necessary; Party A shall refund to Party B the security deposit of four hundred and twenty thousand nine hundred and fifty-four yuan and fourteen cents (RMB ￥420,954.14) that Party B has paid within ten (10) working days subsequent to the Termination Date and the inspection and acceptance of the property.

4.  The Agreement shall take effect as soon as the legal representatives or agents of the two parties hereto set their hands and seals hereto.

5.  Any disputes arising from the performance hereof shall be settled through friendly consultation by the two parties. Should the consultation fail, any party hereto may bring a legal action before the people’s court where the real property under the Lease Agreement is located.

6.  The Agreement shall be executed in duplicate. Each party holds one copy respectively and both copies are equally authentic and valid.

Party A (Seal): M&G Chenguang Holding (Group) Co., Ltd Date: January 22, 2015

Party B (Seal): Shanghai Taomee Animation Co., Ltd Date of signature: January 22, 2015